SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25

                        Commission File Number 001-15673


                           NOTIFICATION OF LATE FILING

(Check One):
|X| Form 10-K |_| Form 11-K |_| Form 20-F |_| Form 10-Q |_| Form N-SAR

               For Period Ended: December 31, 2001


               [ ] Transition Report on Form 10-K
               [ ] Transition Report on Form 20-F
               [ ] Transition Report on Form 11-K
               [ ] Transition Report on Form 10-Q
               [ ] Transition Report on Form N-SAR

               For the Transition Period Ended: N/A


     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



                                     PART I
                             REGISTRANT INFORMATION

                      Frontline Communications Corporation.
                             Full Name of Registrant

                                       N/A

                            Former Name if Applicable

                               One Blue Hill Plaza

            Address of Principal Executive Office (Street and Number)

                           Pearl River, New York 10965
                            City, State and Zip Code

                                     PART II
                             RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box, if appropriate)


          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report portion thereof could not be filed within the prescribed time period. (Attached extra sheets if needed.)

The Company could not complete its annual report on Form 10-KSB for the fiscal year ended December 31, 2001 on a timely basis due to certain unforeseen difficulties in connection with its preparation.



                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

 Stephen Cole-Hatchard           845                     623-8553
     (Name)                   (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof? |X| Yes    |_| No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                 See Attachment

                      Frontline Communications Corporation

                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date  April 1, 2002                   By ________________________
                                         Chief  Executive Officer


     Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

                            ATTACHMENT TO PART IV OF
                                 FORM 12b-25 OF
                      FRONTLINE COMMUNICATIONS CORPORATION


               With respect to its Form 10-KSB for the fiscal year
                             ended December 31, 2001



     The registrant estimates that its results of operations for the fiscal year ended December 31, 2001 ("Fiscal 2001") as reflected in its statements of operations to be included in its Form 10-KSB for the fiscal year ended December 31, 2001 will reflect an increase in total revenues to approximately $6,500,000 compared to $5,327,316 for the fiscal year ended December 31, 2000 ("Fiscal 2000"). In addition, the registrant expects to report a loss from operations of approximately $6,819,000 in Fiscal 2001 compared to a loss from operations of $12,483,436 in Fiscal 2000. Net loss for Fiscal 2001 is expected to be approximately $7,029,000 compared to a net loss of $12,235,455 in Fiscal 2000. After accounting for the payment of preferred stock dividends, net loss available to common shareholders is expected to be $7,350,000 in Fiscal 2001 compared to $18,429,702 in Fiscal 2000, which amount includes a $5,856,497 charge in Fiscal 2000 resulting from the beneficial conversion feature of shares of the registrant's Series B preferred stock. There was no comparable charge in Fiscal 2001